UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

The Manitowoc Company, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	1-11978	39-0448110
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11270 West Park Place, Suite 1000, Milwaukee, Wisconsin 53224

(Address of principal executive offices) (Zip Code)

Thomas L. Doerr, Jr.

Senior Vice President, General Counsel and Secretary

(414) 760-4600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of The Manitowoc Company, Inc.’s (the “Company”) Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018, is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website (www.manitowoc.com) under Investor Relations–Corporate Governance–Governance Documents–Additional Resources (ir.manitowoc.com/investor-relations/corporate-governance/governance-documents/default.aspx).

Item 1.02Exhibit

See Item 2.01 of this Form.

Section 2 – Exhibits

Item 2.01Exhibits

Exhibit 1.01 – Conflict Minerals Report of The Manitowoc Company, Inc., as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MANITOWOC COMPANY, INC.

(Registrant)

By:	/s/ Thomas L. Doerr, Jr	May 22, 2019
	Thomas L. Doerr, Jr.	(Date)
Senior Vice President, General Counsel and Secretary